SFD® Survey Qualifies for 2010 Bid Round in Colombia

Wednesday May 19, 2010

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA –NXT Energy Solutions Inc, (“NXT” or “the Company”) is pleased to announce that the Hydrocarbon Regulatory Agency (“ANH”) of Colombia has confirmed that the Company’s proprietary SFD® survey qualifies as a work commitment for the upcoming 2010 Bid Round in Colombia within the category of “remote sensing”.

The official Spanish version can be found at on page 2, question 4 of the ANH document located at:

http://www.rondacolombia2010.com/imagenes/pregunta/054_14_05_2010_Preguntas_con_respuesta.pdf

This formal validation by the ANH of the SFD® survey system as a “remote sensing” methodology means clients and potential clients can bid an SFD® survey program within their overall work commitment with the knowledge that these survey dollars will be included in their bid valuation by the ANH. This is important for NXT as most companies only expend exploration dollars that qualify under a work commitment.

“We are delighted with the ANH taking such a clear and positive position on SFD®” says George Liszicasz the company’s President and CEO, “this development confirms the good progress we are making in our objective to become a very respected survey service provider in Colombia.  Our goal now is to expand our operations from our Colombia base into other Latin American countries such as Peru, Guatemala and Paraguay”.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method, both onshore or offshore, that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward-looking statements.  When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.